Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

March 21, 2016

Exhibit 99.1

Diebold, Incorporated

North Canton, Ohio, United States of America

Announcement pursuant to section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

On February 5, 2016, Diebold, Incorporated, North Canton, Ohio, United States of America (the “Bidder”) has published the offer document for its voluntary public takeover offer in the form of a combined cash and exchange offer (“Takeover Offer”) to the shareholders of Wincor Nixdorf Aktiengesellschaft, Paderborn, Germany (“Wincor Nixdorf”) regarding the acquisition of all of their no-par value bearer shares in Wincor Nixdorf each with a notional interest in the share capital of EUR 1.00 (ISIN: DE000A0CAYB2) (“Wincor Nixdorf-Shares”) for a consideration of EUR 38.98 in cash and 0.434 shares of the Bidder (ISIN: US2536511031) for each Wincor Nixdorf-Share. The acceptance period for this Takeover Offer expires on March 22, 2016 at 24.00 hours (CET), unless extended pursuant to applicable law. In case of a settlement of the Takeover Offer, tendered Wincor Nixdorf-Shares will be transferred pursuant to the terms of the offer document directly from the tendering shareholders of Wincor Nixdorf to Diebold Holding Germany Inc. & Co. KGaA, a wholly-owned subsidiary of the Bidder.

1.	As of March 21, 2016, 14:00 hours (CET) (“Reference Date”) the Takeover Offer has been accepted for a total of 13,018,286 Wincor Nixdorf-Shares. This corresponds to approximately 39.35 % of the share capital and voting rights of Wincor Nixdorf.

2.	As of the Reference Date, the Bidder held no Wincor Nixdorf-Shares directly. This corresponds to 0 % of the share capital and voting rights in Wincor Nixdorf.

3.

As of the Reference Date, the Diebold Incorporated Pension Master Trust, a person acting jointly with the Bidder within the meaning of section 2 para. 5 sentence 1 and 3 of the German Securities Acquisition and Takeover Act, held 4,100 Wincor Nixdorf-Shares

(4,100 Wincor Nixdorf-Shares thereof were already held at the date of publication of the Takeover Offer). This corresponds to 0.012 % of the share capital and voting rights in Wincor Nixdorf which will be attributed to the Bidder in accordance with section 30 para 1 sentence 1 no. 1 sentence 3 of the German Securities Acquisition and Takeover Act.

4.	As of the Reference Date, the Wincor Nixdorf Facility GmbH, a subsidiary of Wincor Nixdorf, a person acting jointly with the Bidder within the meaning of section 2 para. 5 sentence 1 of the German Securities Acquisition and Takeover Act, held 3,268,777 Wincor Nixdorf-Shares (3,268,777 Wincor Nixdorf-Shares thereof were already held at the date of publication of the Takeover Offer) (“Treasury Shares”). This corresponds to approximately 9.88 % of the share capital and voting rights in Wincor Nixdorf. Wincor Nixdorf Facility GmbH is a wholly owned, indirect subsidiary of Wincor Nixdorf. Therefore, in accordance with sections 71b, 71d sentences 2 and 4 of the German Stock Corporation Act (Aktiengesetz, AktG), Wincor Nixdorf Facility GmbH is not entitled to any rights arising out of these Treasury Shares. Wincor Nixdorf and Wincor Nixdorf Facility GmbH entered into a Blocked Account and Non-Tender Agreement with the Bidder in which they agreed, among others, not to tender the Treasury Shares in the course of the Takeover Offer.

5.	In addition, as of the Reference Date, neither the Bidder nor any person acting jointly with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act nor their subsidiaries held Wincor Nixdorf-Shares nor were any additional voting rights of Wincor Nixdorf-Shares attributed to them in accordance with section 30 of the German Securities Acquisition and Takeover Act. Further, as of the Reference Date, neither the Bidder nor any person acting jointly with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act nor their subsidiaries held neither directly nor indirectly any instruments within the meaning of section 25 of the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) and therefore held no further, in accordance with sections 25, 25a of the German Securities Trading Act reportable, voting rights in relation to Wincor Nixdorf.

The total number of Wincor Nixdorf-Shares and voting rights of the Bidder arising out of Wincor Nixdorf-Shares for which the Takeover Offer was accepted until the Reference Date plus Wincor Nixdorf voting stock (i.e. excluding Treasury Shares) held by the Bidder and any jointly acting person with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act or their subsidiaries amounts to 13,022,386 Wincor Nixdorf-Shares. This corresponds to approximately 39.36 % of the share capital and voting rights in Wincor Nixdorf.

North Canton, March 21, 2016

Diebold, Incorporated

IMPORTANT NOTICE FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold, Incorporated (“Diebold”) has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the Takeover Offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the offer document in German in connection with the Takeover Offer. Diebold has published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, upon request, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf-Shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Exhibit 99.2

Diebold – Social Media Communications, LinkedIn

The following communications were or will be made available by posts on LinkedIn:

Post 1:	Diebold’s voluntary public takover offer for Wincor Nixdorf shares is gaining traction. Our conversations with investors have been positive on both sides of the Atlantic. They like the strong industrial logic of the combination, our services-led approach to financial self-services, our complimentary geographic presence, and the opportunity to create shareholder value through significant cost synergies. To view important info about the combination please link to http://dbdinc.co/21cfGQa

[Link to https://www.linkedin.com/hp/update/6117647311091810304]

Post 2:	Don’t Miss Out —act now on Wincor Nixdorf shares. The acceptance period ends March 22, 2016. Act now on your shares, the deadline is March 22, 2016: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://www.linkedin.com/hp/update/6117649446558793728]

Post 3:	“We see significant synergy potential on the revenue side,” Diebold CEO Andy Mattes told Reuters today in regard to the approaching Wincor-Nixdorf combination: http://dbdinc.co/1HhohL6 Important information: http://dbdinc.co/21cfGQa

[Link to https://www.linkedin.com/company/diebold]

Exhibit 99.3

Diebold – Social Media Communications, Twitter

The following communications were made available by posts on Twitter:

Tweet 1:	INTERVIEW: #Diebold CEO talks business combo w/ @SquawkCNBC Europe: http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/711817145026351105]

Tweet 2:	Car #loans on #ATMs? We tell @SquawkCNBC Europe how. http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa $DBD

[Link to https://twitter.com/DieboldInc/status/711906475157762050]

Exhibit 99.4

Translation from German to English of Interview with CEO Andy Mattes Published in Süddeutsche Zeitung

Süddeutsche Zeitung, March 17, 2016

Fewer armored cars

Diebold CEO Andy Mattes on the merger with Wincor-Nixdorf

Andy Mattes, 54, CEO of American ATM manufacturer Diebold, has embarked on a small European tour: Paris, Zurich, Amsterdam, Frankfurt – a total of 13 cities. Now he is in Munich. And everywhere he goes, the former Siemens manager is promoting a merger of his company with German competitor Wincor Nixdorf. The intended result will be a group with a million ATMs. The offer is 38.98 euros and 0.434 Diebold shares for each Wincor share.

SZ: Mr. Mattes, you have been placing newspaper advertisements for several days promoting the merger. Are you worried that the deal may still fall through?

Andy Mattes: A large part of the Wincor shares are in free float. The shareholders must decide whether to accept our offer by March 22. Anyone who does not react automatically votes against the deal. This is why we are reminding investors that they have to take direct action.

How high is the acceptance rate so far?

We are currently at about 14.65 percent.

You need 75 percent.

Eighty percent of the Wincor shares are held by institutional investors, and they do not usually cast their vote until the last 48 hours before the deadline. The votes won’t be counted until then. I am not concerned about the current status.

So you firmly believe that the merger will take place?

Absolutely.

That is not what it sounded like in summer 2015. Wincor-Nixdorf CEO Eckard Heidloff said in an interview: “But from our point of view, there would be no point in merging with Diebold. We believe in this case that one plus one is less than two.”

The interview took place at a time when we were not holding discussions with each other. Math was the last thing on anyone’s mind at the time. But now we agree: Diebold plus Wincor adds up to considerably more than two.

What does Wincor bring to the table that Diebold does not have?

Diebold and Wincor complement each other superbly in geographical terms: Diebold is very big in the ATM business in the U.S. and Latin America. Wincor is strong is Europe, where Diebold is relatively weak. This merger will give us access to the world’s hundred most important banks in the future. Furthermore, Diebold will be able to take over the service for the Wincor machines in the U.S. And this is exactly what we want to earn our money with in the future.

With repairs?

The machines must be available 24 hours a day, 365 days a year. If they are not, then entire branches are unable to work today because there are fewer and fewer counters. Five years ago, banks would call if an ATM was down. Today the machines make the call themselves. A cash machine is basically no more than a PC with a safe and a motor, the latter of which in particular can break down. But sensors can be used to detect signs that the motor is having problems at a very early stage, and it can then be replaced on time.

And if a machine does give up the ghost, how quickly can you get it back up to speed?

If the outage has been caused by vandalism, we have to send a technician. If it is a software problem, rebooting the system usually solves the issue. That takes up to three hours because there are many safety protocols to be adhered to.

A long wait for your customers.

Almost unbearable. But we have found a simple solution. If we know that it is only the receipt printer that is having problems, for example, we can shut down this module individually. That saves a lot of time.

What else will you be doing to make money in the service business?

We will also be taking on the machines’ cash management. At the moment, we fill about 20 percent of our machines with cash. But that is definitely going to increase.

Why?

Banks aim to have as little money stored in the machines as possible – above all to prevent misuse. So far, it has been about 250,000 euros per machine. If we can halve that amount, the bank can use the money for other things.

How do you intend to manage that?

The new devices are self-learning. After two or three weeks, they will have determined the optimum amount of cash. Additionally, we are trying to reduce the operating costs per machine: the less frequently the boys have to turn up with the armored car, the better. The armored car usually comes every day. With sensible filling and recycling, every second day should be enough.

Recycling? What is that?

ATMs are by no means simply cash dispensers anymore. It is also possible to make deposits with them. This is what we call recycling. Every note that a customer pays in is one less for the security van to bring.

You are one of the few Germans to run a company in the U.S. Do you meet up and exchange ideas with people such as former Siemens CEO Klaus Kleinfeld, who is now at the helm of aluminum group Alcoa?

There are no regular meetings. I cross paths with Klaus Kleinfeld a few times a year. These are always friendly encounters. After all, he was my boss at Siemens once.

Kleinfeld was CEO when the Siemens corruption scandal came to light in 2006. Your name was also mentioned at the time.

At the time I was working for Hewlett Packard in California, and my father faxed me the articles. My name also appeared on the front page of Süddeutsche Zeitung. I went to the then CEO immediately, and he just asked me one question: “Did you do anything wrong?” “No,” I answered. Then he said: “Go and fix it.” I flew to Munich and talked to the prosecutors. After that, criminal investigations against me were dropped. And Siemens didn’t sue me either, unlike other managers. I was and am innocent. But it was a difficult time.

It did no damage to your career in America. Where does your love of the U.S. come from?

That started back when I was in school. I went to a high school in Pennsylvania. Then I worked for Siemens in the U.S.

Did you shorten your first name to Andy at that time? That seems to be the fashion among Siemens managers.

They already called me Andy in school. The only time you’ll see Andreas is on my passport. But the only person who calls me that is my mother. And only when I’ve been up to something. Fortunately, that doesn’t happen as much today.

INTERVIEW: CHRISTOPH GIESEN

Exhibit 99.5

Translation from German to English of Interview with CEO Andy Mattes Posted to BILD.de

BILD.de, 21.03.2016

This is how we will take out cash in the future

He wants to revolutionize the ATM industry: Andreas Mattes (54), CEO of the US company Diebold, is seeking to take over the German company Wincor Nixdorf to become industry leader.

In an interview with BILD Mattes discusses how we will pick up cash from out accounts in the future.

> BILD: You want to acquire German ATM manufacturer Wincor Nixdorf. Will the deal work out?

> Mattes: I am very optimistic that the Wincor shareholders will agree to the takeover. We already have more than 36 percent of all shares today. And it is growing more by the hour. The deadline for accepting the deal is March 22. The clock is ticking!

> BILD: The takeover will cost at least 500 Wincor jobs around Germany! What is the benefit in that?

> Mattes: The job cuts in Germany were announced by Wincor before the planned merger. Now they are being implemented. That has nothing to do with the transaction! Any job cuts beyond that are not being planned at the moment. On the contrary, we will have the opportunity to take on even more employees in our research and development department as a result of the takeover. The aim is for them to continue developing the software for ATMs and, by doing so, to revolutionize the industry.

> BILD: How will this revolution work? Will there be more ATMs in the future, or fewer?

> Mattes: There will definitely be considerably more. And the machines will become more and more powerful. Withdrawing money via smartphone will become a given. It will also become possible, for example, to open an account at a machine.

> BILD: How is that going to work?

> Mattes: All the necessary customer details will be recorded and checked via scanner and biometric data collection. If everything goes well, the account will be opened within half an hour and money can then be deposited. That saves a lot of time. At the moment, opening an account takes about a week.

> BILD: Does that mean that bank employees will become superfluous?

> Mattes: There will no longer be any branches in the traditional sense in future and therefore fewer employees. Most tasks will be performed by machines.

> BILD: That is bad news for all those who need advice!

> Mattes: No. The banks will be keeping their advisors. What will be replaced will be simple tasks that a cash machine can also perform.

> BILD: The government wants to introduce a cash payment limit of 5,000 euros. Other countries have even lower limits – a danger for your business model?

> Mattes: I can only warn about limiting cash payments or even wanting to get rid of cash altogether. Cash means freedom and it is extremely important – especially for young people in particular, and especially from an educational point of view. Only with cash can they learn about how to set and stick to a budget. They get a feeling for money and how to deal with it.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervsiory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.